Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Second Quarter 2007

The following discussion of the financial condition and results of operations should be read in conjunction with the 2006 Consolidated Financial Statements and the June 30, 2007 Interim Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the 2006 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of July 20, 2007.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements related to our future growth, trends in our industry, our financial or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; variability of operating results among periods; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. These and other risks and uncertainties are discussed in our various filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six month periods ended June 30, 2007 has been revised to correct an error in the assumptions used in the second quarter to record a non-cash, deferred tax recovery relating to a tax benefit resulting from a previous year’s write-down of an acquired and subsequently restructured Canadian operation.

The consolidated financial statements for this period have been revised to reflect the corrected assumptions.

Overview

What Celestica does:

We provide a range of electronics manufacturing services (EMS) and solutions to original equipment manufacturers (OEMs) in the computing, communications, industrial and consumer end markets. We operate a global manufacturing and supply chain network.

Overview of business environment:

The EMS industry is comprised of companies that provide a broad range of electronics manufacturing services to OEMs. During the past decade, OEMs have shifted more of their manufacturing and supply chain activities to EMS providers in order to drive greater manufacturing flexibility and improve their financial returns. As a result, the EMS industry experienced rapid change and growth during this past decade. Today, the leading EMS companies have global manufacturing networks with worldwide supply chain management that provide end-to-end services for the entire product lifecycle, including design and engineering, manufacturing and systems integration, fulfillment and after-market services.

The majority of our revenue (75% for the first half of 2007; 79% for 2005) is derived from customers in the following end markets:  enterprise communications, telecommunications, servers and storage. The EMS industry was negatively impacted by significant demand weakness, particularly in these end markets during the period from 2001 to 2003. Although the industry has seen overall growth in these markets during the past several years, the OEMs serving these markets have seen technology shifts and varying growth rates for the products sold into these markets. This shift has negatively impacted a large portion of our revenue as many of the products we manufacture have continued to experience weaker demand versus other products sold by our customers that have experienced improved demand but are manufactured by other EMS providers.

Our concentration with customers in these end markets, combined with our significant manufacturing capacity in higher-cost geographies, has had a significant adverse impact on our revenue, margins and utilization rates during the past several years. The end market weakness also created excess capacity in the EMS industry, generally resulting in pricing pressures and major restructuring initiatives in higher-cost geographies for most North American based EMS companies.

In order to diversify our revenue base, we have been broadening our exposure to new end markets. Revenue from the consumer end market was 18% for the first half of 2007 compared to 11% for 2005. Revenue from the industrial, aerospace and defense end markets ranged from 7% to 11% during the past several years. We will continue to pursue opportunities in these markets as they have been among the most stable and growing technology markets during the past several years.

Revenue for 2006 was $8.8 billion, up 4% from $8.5 billion in 2005. Though revenue showed modest improvement, margins were significantly impacted in 2006 by the inefficiencies and higher than expected costs of transferring programs and ramping new customers in Mexico and the underutilization of our facilities in Europe. The challenges that we experienced, particularly in Mexico, also resulted in operational and execution issues which had a negative impact on our relationship with certain customers in 2006 and has had continuing revenue impact in 2007. Though end market visibility is generally limited in our industry, we anticipate that the majority of the end markets we currently serve will exhibit stable to very modest growth throughout 2007, except for the telecommunications market which we expect will remain weak for us throughout 2007. Year-to-date revenue for 2007 was $3.8 billion.

In the EMS industry, OEMs award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the OEMs’ products, pricing benefits offered by other providers, execution issues, preference for consolidation or a change in their supplier base, as well as a decision to outsource additional business. While our operating results for each quarter tend to reflect the impact of programs being transferred to and from our competitors, we anticipate that new customer or program wins from competitors will exceed customer or program losses going forward.

Key strategic initiatives:

Operating margins in 2006 and 2007 have been negatively impacted by the operational challenges in our facilities in Mexico and Europe. We are continuing to aggressively execute on our 2007 recovery plans and have seen some improvement in margins for the second quarter of 2007. We have established five priorities for 2007 in order to improve the financial results at these facilities, as follows:

1.               restore customer confidence;

2.               improve operating and financial performance in Mexico;

3.               restore profitability in Europe by generating more business with European OEMs;

4.               improve asset utilization, focusing primarily on inventory turnover; and

5.               drive efficiency through simplicity and the elimination of waste by reducing overhead structures, streamlining processes and fostering a lean culture.

As part of the plan to simplify our operations in Mexico, we are transferring certain customers from Mexico to our Asian facilities and disengaging with certain non-strategic customers that were adding to the complexity of our Mexican operations. To date, we have completed most of the planned program transfers and disengagements, with the balance planned to occur over the next several quarters. As a result of these transfers from Mexico, we have reduced our inventory parts complexity, as well as reduced our warehouse space requirements and headcount, primarily through a reduction of the temporary workforce at that site. Customer satisfaction levels have improved during the first half of 2007, evidenced by new business wins from existing customers, to be manufactured in our Mexico facility.

Recent acquisitions and divestitures:

In March 2006, we acquired certain assets located in the Philippines from Powerwave Technologies, Inc. and signed a multi-year supply agreement. This acquisition strengthened our relationship with an existing customer in the telecommunications market. Powerwave announced that Celestica would become its global preferred outsourcing partner. In June 2006, we sold our plastics injection molding business (which we acquired as part of an EMS acquisition). Our plastics business, which operated primarily in Asia, represented less than 1% of our total revenue. In September 2006, we sold one of our European facilities to a third party as part of our restructuring program and the purchaser agreed to retain all employees.

Summary of 2Q 2007

Correction of previously issued financial statements:

We have restated the consolidated financial statements for the three and six months ended June 30, 2007 as described in note 2 to the consolidated financial statements with respect to the accounting for certain deferred income tax benefits. Also refer to the note on page 1 of this MD&A.

Financing and capital structure:

We continued to maintain a strong balance sheet throughout the second quarter of 2007 and finished the quarter with a cash balance of $747.0 million and an undrawn credit facility. We renegotiated the terms of our credit facility in April 2007.

Overview of 2Q 2007 results:

The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Three months ended June 30		Six months ended June 30
	2006	2007	2006	2007
		Restated		Restated
Revenue	$2,223.5	$1,937.0	$4,157.5	$3,779.3
Gross profit	124.7	90.6	230.5	169.2
Selling, general and administrative expenses (SG&A)	75.9	71.0	150.4	145.4
Net loss	(30.3)	(19.2)	(47.7)	(53.5)

Diluted loss per share	$(0.13)	$(0.08)	$(0.21)	$(0.23)

	As at December 31	As at June 30
	2006	2007

Total assets	$4,686.3	$4,291.1
Total long-term financial liabilities	750.8	738.7

Revenue for the second quarter of 2007 of $1.9 billion decreased 13% from $2.2 billion for the same period in 2006, primarily due to lower volume from customers in the telecommunications market. Revenue was also negatively impacted by program losses, customer disengagements primarily in the industrial market and divestitures in 2006. As we continue to execute on our recovery plans, we expect that the revenue impact of program losses will be offset by the favourable impact from new business wins.

We are focused on improving the financial results of our Mexican operations. Our plans include, but are not limited to, consolidating our warehouses, reconfiguring our manufacturing lines and improving our warehouse logistics, implementing best practices in supply chain and materials management and controls, integrating our ERP platforms into one, and increasing our Mexico team’s skills and capabilities. We have also transferred certain customers or programs to our Asian manufacturing operations. In addition to customer-initiated disengagements, we have chosen to disengage with certain other customers. The remaining few disengagements, which have been delayed, will be completed over the next several quarters. Mexico’s operating losses, calculated as gross profit less SG&A, for the three and six months ended June 30, 2007 were $21 million and $38 million, respectively, compared to operating losses of $8 million and $19 million, respectively, for the three and six months ended June 30, 2006. Operating losses have worsened sequentially and compared to the prior year primarily due to the impact of lower volumes, as well as the costs of implementing process improvements and higher than expected costs of disengaging with certain customers. Though we expect Mexico to continue to incur operating losses for the next several quarters, Mexico remains a strategic part of our operations and we expect gradual improvements in the coming quarters.

We have a low-cost manufacturing network in Eastern Europe, which is comprised of facilities in the Czech Republic and Romania. These facilities currently are underutilized but we are focused on attracting new European OEMs. Although new customer wins are expected to launch within the next 12 months, the operations are currently underutilized and generating operating losses of $11 million and $22 million for the three and six months ended June 30, 2007, respectively, compared to operating losses of $6 million and $12 million for the three and six months ended June 30, 2006, respectively. Operating losses for Europe have worsened compared to the prior year primarily due to the impact of lower volumes. Europe remains a strategic market for us and we expect improvements in financial performance as volumes improve.

Gross margin was 4.7% of revenue in the second quarter of 2007 compared to 5.6% for the same period in 2006. The decrease in margins reflects the impact of lower volumes, the continued losses in Mexico and continued underutilization of facilities in Europe.

SG&A expenses for the second quarter of 2007 as a percentage of revenue were 3.7% compared to 3.4% of revenue for the same period in 2006. The increase in percentage primarily reflects the lower revenue in the second quarter of 2007. On an absolute basis, SG&A expenses decreased 6% year-over-year reflecting lower variable compensation expense and the benefits from restructuring actions.

We recorded restructuring charges of $2.5 million during the second quarter of 2007. We expect to complete the remainder of our announced restructuring actions by the end of 2007. We anticipate that we will incur between $20 million and $40 million in restructuring charges during 2007.

Other performance indicators:

In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07

Days in accounts receivable	47	42	40	41	45	42
Days in inventory	55	52	52	53	59	50
Days in accounts payable	(87)	(77)	(76)	(77)	(80)	(66)
Cash cycle days	15	17	16	17	24	26

Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P (including accruals) for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P.

Average cash cycle days for the second quarter of 2007 have worsened sequentially primarily due to the timing of payments to suppliers. This deterioration was partially offset by lower A/R days and lower inventory levels. Inventory at the end of the second quarter of 2007 decreased sequentially by 12% due to improved inventory management and customer disengagements, particularly in Mexico.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the 2006 Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the 2006 Consolidated Financial Statements. We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

Revenue recognition:

We derive most of our revenue from the sale of electronic equipment that we have built to customer specifications. We recognize revenue from product sales when all of the following criteria have been met: shipment has occurred; title has passed; persuasive evidence of an arrangement exists; performance has occurred; receivables are reasonably assured of collection; customer specified test criteria have been met; and the earnings process is complete. We have contractual arrangements with the majority of our customers that require the customer to purchase unused inventory that we have purchased to fulfill that customer’s forecasted manufacturing demand. We account for raw material returns as reductions in inventory and do not recognize revenue on these transactions.

We provide warehousing services in connection with manufacturing services to certain customers. We assess these contracts to determine whether the manufacturing and warehousing services can be accounted for as separate units of accounting. If the services do not constitute separate units of accounting, or the manufacturing services do not meet all of the revenue recognition requirements, we defer recognizing revenue until the products have been shipped to the customer.

Allowance for doubtful accounts:

We record an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on our knowledge of the financial condition of our customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. If any of our customers have insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by our customers. This may result in our restructuring the debt or extending payment terms which may have a significant adverse effect on our financial condition and results of operations. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

Inventory valuation:

We value our inventory on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and at the lower of cost and net realizable value for work in progress and finished goods. We regularly adjust our inventory valuation based on shrinkage and management’s estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on gross margins.

Warranty costs:

We have recorded a liability for warranty costs. As part of the normal sale of a product or service, we provide our customers with product or service warranties that extend for periods generally ranging from one to three years from the date of sale. The liability for the expected cost of warranty-related claims is established when products are sold and services are rendered. In estimating the warranty liability, historical material replacement costs and the associated labor to correct the defect are considered. Revisions to these estimates are made when actual experience differs materially from historical experience. Known product or service defects are specifically accrued as we become aware of such defects. Changes to the estimates could impact the liability and have a resulting impact on gross margins.

Income taxes:

We have recorded an income tax expense or recovery based on the income earned or loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining our income tax provisions. A change to these estimates could impact the income tax provision.

We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense.

Goodwill:

We perform our annual goodwill impairment test in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. We recorded an impairment loss in 2002 and in 2004. Future goodwill impairment tests may result in further impairment charges.

Long-lived assets:

We perform our annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with our planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We estimate the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. We have recorded long-lived asset impairment losses in every year since 2001. Future impairment tests may result in further impairment charges.

Restructuring charges:

We have recorded restructuring charges relating to workforce reductions, facility consolidations and costs associated with exiting businesses. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and are available-for-sale, costs of leased equipment that have been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amounts associated with these plans. For owned facilities and equipment, the impairment loss recognized is based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that have been abandoned or subleased, the liability for lease obligations is calculated on a discounted basis based on future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, we worked with independent brokers to determine the estimated tenant rents we could expect to realize. The estimated liability may change subsequent to its initial recognition, requiring adjustments to the liability recorded. At the end of each reporting period, we evaluate the appropriateness of the remaining accrued balances.

Pension and non-pension post-employment benefits:

We have pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates relating to expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected healthcare costs. We evaluate these assumptions on a regular basis, taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

A.            Operating Results

We are required to disclose certain information in our financial statements regarding operating segments, products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. In 2006, we had three reportable operating segments:  Asia, Americas and Europe. Beginning in the first quarter of 2007, we realigned our organizational structure to more effectively manage our operations. We evaluate financial information for purposes of making decisions and assessing financial performance based on the types of services we offer. Our operating segments include electronics manufacturing and global services, which we combined for reporting purposes because our global services segment does not meet the qualitative thresholds for separate segment disclosure.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers’ orders will vary due to their attempts to balance their inventory, changes in their supply chain strategies or suppliers, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by the mix and seasonality of business in each of the end markets, price competition, mix of manufacturing value-add, the degree of automation used in the assembly process, capacity utilization, manufacturing effectiveness and efficiency, shortages of components or labor, the costs of ramping up programs, customer product delivery requirements, the costs and inefficiencies of transferring programs between facilities, the loss of programs and customer disengagements, the impact of foreign exchange fluctuations, the performance of third-party providers for certain IT systems and production support, the ability to manage labor, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, and the timing of acquisitions and related integration costs, and other factors.

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2006	2007	2006	2007
		Restated		Restated
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	94.4	95.3	94.5	95.5
Gross profit	5.6	4.7	5.5	4.5
SG&A	3.4	3.7	3.6	3.8
Amortization of intangible assets	0.3	0.3	0.3	0.3
Other charges	2.4	—	1.7	0.2
Interest expense, net	0.7	0.7	0.7	0.8
Earnings (loss) before income taxes	(1.2)	—	(0.8)	(0.6)
Income taxes expense	(0.2)	(1.0)	(0.3)	(0.8)
Net loss	(1.4)%	(1.0)%	(1.1)%	(1.4)%

Revenue:

Revenue for the second quarter of 2007 of $1.9 billion decreased 13% from $2.2 billion for the same period in 2006. Revenue decreased 9% to $3.8 billion in the first half of 2007 compared to the same period in 2006. For both periods, revenue decreased primarily due to lower volume from customers in the telecommunications market. Revenue was also negatively impacted by program losses, customer disengagements primarily in the industrial market and divestitures in 2006. For the first half of 2007, these revenue decreases were partially offset by higher revenue from new program wins in the consumer and server markets, compared to the first half of 2006.

The following table shows the end markets we serve as a percentage of revenue for the indicated periods:

	Three months ended		Three months ended
	June 30		March 31
	2006	2007	2007

Enterprise communications	27%	29%	32%
Telecommunications	20%	14%	13%
Servers	17%	20%	18%
Consumer	17%	18%	18%
Storage	9%	11%	11%
Industrial	10%	8%	8%

Historically, our primary end markets were the computing (comprised of servers and storage) and communications markets. To reduce our reliance on these end markets, we have been targeting customers in the consumer and industrial, aerospace and defense markets. Revenue from these markets represented 26% of revenue in the second quarter of 2007. This has decreased from the 27% of revenue in the second quarter of 2006, primarily reflecting our decision to disengage with certain non-strategic customers, primarily in the industrial market. Revenue in the consumer market for the second quarter of 2007 was essentially flat sequentially, as this market seasonally peaks in the second half of the year.

Our revenue and operating results will vary from period to period depending on the level of business and seasonality in each of these end markets, as well as the mix and complexity of the products manufactured, among other factors.

Although we have diversified into new markets, we are still dependent on a limited number of customers in the computing and communications markets for a substantial portion of our revenue. The weakness that we experienced, particularly in the telecommunications market, negatively impacted our first half of 2007. We expect our telecommunications market to remain weak throughout 2007.

The following customers represented more than 10% of total revenue for each of the indicated periods:

Three months ended June 30
	2006	2007

Cisco Systems	☒	☒
Sun Microsystems	☐	☒
Alcatel-Lucent	☒	☐

Whether any of our top customers account for revenue greater than 10% in any period depends on various factors affecting our business with that customer and other customers, including seasonality of business, new programs wins, program consolidations or losses, the phasing in or out of programs, changes in end-market demand, price competition and changes in our customers’ supplier base or supply chain strategies.

The following table shows our customer concentration as a percentage of total revenue for the indicated periods:

	Three months ended June 30
	2006	2007

Top 10 customers	62%	64%
Non-top 10 customers	38%	36%

We are dependent upon continued revenue from our top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue, either individually or as a group.

Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations.

We believe our growth depends on increasing sales to existing customers for their current and future product generations, expanding and adding on related manufacturing and support services, successfully attracting new customers, and expanding our market penetration in more stable and growing markets, such as consumer and industrial, aerospace and defense. Customers may cancel contracts and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, we have no assurance that any of our current customers will continue to utilize our services, which could have a material adverse impact on our results of operations.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the indicated periods:

	Three months ended June 30		Six months ended June 30
	2006	2007	2006	2007

Gross profit (in millions)	$124.7	$90.6	$230.5	$169.2
Gross margin	5.6%	4.7%	5.5%	4.5%

The decrease in gross margin in the second quarter and first half of 2007 compared to the same periods in 2006 reflects the impact of lower volumes, continued losses in Mexico and continued underutilization of facilities in Europe.

The nature of our business causes gross margin to fluctuate based on product volume and mix, production efficiencies, utilization of manufacturing capacity, manufacturing costs, start-up and ramp-up activities, new product introductions, cost structures at individual sites, and other factors, including pricing due to the overall highly competitive nature of the EMS industry. In addition, the availability of components, which is subject to lead time and other constraints, could affect our revenue and margins.

Selling, general and administrative expenses:

SG&A expenses decreased 6% to $71.0 million (3.7% of revenue) in the second quarter of 2007 compared to $75.9 million (3.4% of revenue) in the same period of 2006. SG&A expenses for the first half of 2007 decreased 3% to $145.4 million (3.8% of revenue) compared to the same period in 2006. The increase in SG&A percentage reflects the lower revenue levels for 2007. On an absolute basis, SG&A expenses have decreased year-over-year reflecting lower variable compensation expense and the benefits from restructuring actions.

Other charges:

We have recorded the following restructuring charges for the indicated periods (in millions):

	Three months ended June 30		Six months ended June 30
	2006	2007	2006	2007

2001 to 2004 restructuring	$0.6	$0.9	$1.1	$0.5
2005 to 2007 restructuring	19.6	1.6	36.1	10.0
Total restructuring	$20.2	$2.5	$37.2	$10.5

To date, we have recorded charges in connection with our restructuring plans in response to the challenging economic climate and our strategy to move production from higher-cost to lower-cost geographies. These actions, which included reducing our workforce and consolidating and repositioning the number and location of production facilities, were largely intended to align our capacity and infrastructure to anticipated customer requirements for more capacity in lower-cost regions, as well as to rationalize our manufacturing network to lower demand levels.

These restructuring plans were focused primarily in the Americas and Europe, as those regions had high cost structures and were most impacted by the downturn in business volumes. Approximately 30,000 employees have been released from the business in connection with these restructuring activities. Approximately 70% of the employee terminations were in the Americas, 25% in Europe and 5% in Asia. As a result of all our restructuring actions to date, we have closed or downsized approximately 50 facilities, primarily in the Americas and Europe. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

We have completed the major components of the 2001 to 2004 restructuring plans, except for certain long-term lease and other contractual obligations which we expect to pay out over the remaining lease terms through 2015.

In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements through additional restructuring. These restructuring actions have included facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels required to achieve sustainable profitability. We expected to complete these restructuring actions by the end of 2006 and to incur charges up to approximately $275 million. In light of our operating results for 2006 and in the course of preparing our 2007 plan in the fourth quarter of 2006, we identified additional restructuring actions necessary to improve our profitability. These restructuring actions include additional downsizing of workforces to reflect the volume reductions at certain facilities and reducing our overhead costs. We recorded restructuring charges of $160.1 million in 2005 and $178.1 million in 2006. We expect to incur restructuring charges of between $20 million and $40 million in 2007 to complete the actions under the 2005 to 2007 restructuring plans. During the first half of 2007, we recorded restructuring charges of $10.5 million.

We will continue to evaluate our operations and may propose future restructuring actions as a result of changes in the marketplace and/or our exit from less profitable operations or services no longer demanded by our customers.

Interest expense/income:

Interest expense, net of interest income, in the second quarter of 2007 was $15.3 million compared to $15.2 million in the same period in 2006. Interest expense, net of interest income, for the first half of 2007 was $31.7 million compared to $29.1 million in the same period of 2006. Our interest expense primarily includes the interest costs on the 2011 and 2013 Notes. The average interest rate on the 2011 Notes, after reflecting the variable interest swap, was 8.4% for the second quarter and first half of 2007 (8.0% and 7.8% for the same periods in 2006, respectively). The interest rate on the 2013 Notes was fixed at 7.625%. Interest expense for 2007 also includes the net mark-to-market impact of our debt instruments as a result of adopting the new accounting standards for financial instruments.

Income taxes:

Income tax expense in the second quarter of 2007 was $19.3 million on earnings before tax of $0.1 million compared to an income tax expense of $3.2 million in the same period in 2006 on a loss before tax of $27.1 million. Income tax expense for the first half of 2007 was $28.2 million on a loss before tax of $25.3 million compared to an income tax expense of $13.9 million in the same period in 2006 on a loss before tax of $33.8 million. The effective tax rate for the second quarter and first half of 2007 reflects the tax expense in jurisdictions with current taxes payable and a deferred tax expense on unrealized foreign exchange gains in Canada.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2009 and 2014), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. The tax holidays are subject to conditions with which we expect to continue to comply.

In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $577.1 million is required in respect of our deferred income tax assets as at June 30, 2007 (December 31, 2006 — $565.5 million).

As at June 30, 2007, the net deferred income tax liability balance was $61.9 million (December 31, 2006 — net deferred income tax liability of $43.0 million).

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, in particular inter-company financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities is successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have asserted that our United States subsidiaries owe significant amounts of tax, interest and penalties arising from inter-company transactions. A significant portion of these asserted deficiencies were resolved in favour of the company in the fourth quarter of 2006. As a result, we recorded a reduction to our current income tax liabilities in 2006. We believe we have substantial defenses to the remaining asserted deficiencies and have adequately accrued for any likely potential losses. However, there can be no assurance as to the final resolution of these remaining asserted deficiencies and any resulting proceedings and if these remaining asserted deficiencies and proceedings are determined adversely to us, the amounts we may be required to pay may be material.

B.            Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the indicated periods (in millions):

	As at December 31	As at June 30
	2006	2007

Cash and short-term investments	$803.7	$747.0

	Three months ended June 30		Six months ended June 30
	2006	2007	2006	2007

Cash provided by (used in) operations	$21.2	$55.8	$(96.6)	$(45.5)
Cash used in investing activities	(51.2)	(13.8)	(124.5)	(12.6)
Cash provided by financing activities	2.1	0.9	0.2	1.4

Cash provided by (used in) operations:

In the second quarter of 2007, we generated $55.8 million in cash primarily from earnings and lower working capital requirements. Lower working capital was driven by a decrease in inventory levels, offset partially by higher accounts receivable. The decrease in inventory reflects improvements in inventory management and customer disengagements. Higher accounts receivable balances reflected primarily the timing of our revenue during the quarter.

Cash used in investing activities:

We continue to make capital expenditures to support growth in our lower-cost geographies and to support new customers and programs. Our capital expenditures in 2006 and 2007 have been primarily to expand manufacturing capabilities and capacities in lower-cost geographies such as China, Czech Republic, Mexico, Romania and Thailand.

Cash requirements:

At June 30, 2007, we had committed approximately $18 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies. We anticipate capital spending for 2007 to be in the range of 1.0% to 1.5% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, may require additional debt or equity financing to fund these transactions.

We have provided routine indemnifications whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

In 2007, securities class action litigations were commenced against us, our former Chief Executive Officer and our former Chief Financial Officer, in the United States District Court of the Southern District of New York by individuals who claim they are purchasers of our stock, on behalf of themselves and other purchasers of our stock, during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. We believe that the allegations are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of the expense of defending these cases, as well as potential judgments or settlement costs.

Capital Resources

In April 2007, we renegotiated the terms of our revolving credit facility and reduced the amount available from $600.0 million to $300.0 million. We also extended the maturity from June 2007 to April 2009. Under the terms of the extension, we have pledged certain assets, including the shares of certain North American subsidiaries, as security. The extension includes improved financial covenants and, as a result, we currently have approximately $280 million of available debt incurrence.

The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at June 30, 2007. Commitment fees for the first half of 2007 were $1.5 million. The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. We were in compliance with all covenants at June 30, 2007.

We have additional uncommitted bank overdraft facilities available for operating requirements which total $47.5 million at June 30, 2007. There were no borrowings outstanding under these facilities.

We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund anticipated growth and acquisitions. The issuance of additional equity or convertible debt securities could dilute current shareholders’ positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. Such financings and other transactions may not be available on terms acceptable to us or at all.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

Both Standard and Poor’s and Moody’s Investors Service provide ratings on our senior subordinated notes and a corporate rating on Celestica. These credit ratings reflect the agencies’ current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

On February 28, 2007, Standard and Poor’s downgraded our corporate rating to B+ and our senior subordinated note rating to B–, with a negative outlook. The notes rating, which is fourteenth out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. On May 2, 2007, Moody’s Investor Service downgraded our corporate rating to B1 and our senior subordinated note rating to B3, with a negative outlook. The subordinated notes rating is sixteenth out of 21 on the rating scale. Obligations rated B3 are considered to be in the lower-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could impact our future cost of borrowing.

In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank (which has a Standard and Poor’s rating of AA–), and other qualified purchasers. The program provides for the sale of up to $250.0 million in accounts receivable on a committed basis. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. This program expires in November 2008. As of June 30, 2007, we have sold approximately $250 million (March 31, 2007 - $275 million; December 31, 2006 - $320 million) in accounts receivable to the third-party bank under this program.

Other financial instruments:

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience transaction and translation gains or losses because of currency fluctuations. We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. At June 30, 2007, we had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $444.3 million. Our contracts generally extend for periods of up to 15 months. The majority of contracts expire by September 2008. The fair value of these contracts at June 30, 2007 was an unrealized gain of $13.4 million. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We may, from time to time, enter into additional hedging transactions to minimize our exposure to foreign currency. We cannot be assured that our hedging transactions will be successful.

In connection with the 2011 Notes offering, we entered into agreements to swap the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements, which mature July 2011, is $500.0 million. The fair value of the interest rate swap agreements at June 30, 2007 was an unrealized loss of $12.5 million. The average interest rate on the 2011 Notes for the second quarter and first half of 2007 was 8.4% (8.0% and 7.8%, respectively, for the same periods in 2006), after reflecting the interest rate swaps. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by $5.0 million annually.

Outstanding Share Data

As at July 19, 2007, we had 199.2 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares.

Controls and Procedures

Evaluation of disclosure controls and procedures:

During the second quarter, an error in fact as it related to the accounting for certain deferred income tax benefits was not discovered during the review process. The Chief Executive Officer and the Chief Financial Officer reevaluated our disclosure controls and procedures as of the end of the second quarter, taking into account this error, and concluded that the controls and procedures surrounding the accounting for certain deferred income tax benefits were not effective to ensure that information required to be disclosed by us in our corporate filings was recorded, processed, summarized and reported within the required time periods.

Changes in internal controls over financial reporting:

We have enhanced our internal controls over financial reporting as they relate to the recording of significant income tax matters to ensure that information required to be disclosed by us in our corporate filings is recorded, processed, summarized and reported within the required time periods.

2006 Management’s report on internal control over financial reporting:

Reference is made to our 2006 Management’s report on page F-1 of our Annual Report on Form 20-F. Our assessment of the effectiveness of internal control over financial reporting as of February 14, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report on page F-2 of that report.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2005		2006				2007
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
								Restated
Revenue	$1,994.4	$2,075.3	$1,934.0	$2,223.5	$2,392.4	$2,261.8	$1,842.3	$1,937.0
Gross profit %	5.4%	5.7%	5.5%	5.6%	5.6%	3.9%	4.3%	4.7%
Net loss	$(19.6)	$(28.2)	$(17.4)	$(30.3)	$(42.1)	$(60.8)	$(34.3)	$(19.2)
# of basic shares	225.8	226.3	226.7	227.1	227.2	227.6	228.4	229.0
# of diluted shares	225.8	226.3	226.7	227.1	227.2	227.6	228.4	229.0
Net loss
per share - basic	$(0.09)	$(0.12)	$(0.08)	$(0.13)	$(0.19)	$(0.27)	$(0.15)	$(0.08)
per share - diluted	$(0.09)	$(0.12)	$(0.08)	$(0.13)	$(0.19)	$(0.27)	$(0.15)	$(0.08)

Comparability quarter-to-quarter:

The quarterly data reflects the following:

•                  the second quarter of 2006 reflects the sale of our plastics business in June 2006;

•                  all quarters of 2006 and 2007 include the results of operations of Powerwave Technologies in the Philippines which was acquired in March 2006;

•                  the fourth quarter of 2005, all quarters of 2006 and 2007 include the results of operations of Displaytronix which was acquired in the fourth quarter of 2005;

•                  the third and fourth quarters of 2005 and all quarters of 2006 and 2007 include the results of operations of CoreSim and Ramnish which were acquired in the third quarter of 2005;

•                  the third quarter of 2005 includes gains on the repurchase of the remaining outstanding LYONs. After the third quarter of 2005, no further activity has been recorded for the LYONs;

•                  the fourth quarters of 2005 and 2006 include the results of the annual testing of impairments of goodwill and long-lived assets; and

•                  all quarters of 2005, 2006 and 2007 are impacted by our announced restructuring plans. The amounts vary from quarter-to-quarter.

Second quarter 2007 compared to first quarter 2007:

Sequentially, revenue for the second quarter of 2007 increased 5% from the first quarter of 2007 primarily due to new program wins in our server segment. Although revenue from our telecommunications market improved marginally compared to the first quarter of 2007, we expect that the telecommunications market will remain weak for us. Revenue from our consumer market was essentially flat this quarter as this market seasonally peaks in the second half of the year. The sequential change in gross margin for the second quarter of 2007 reflects the impact of higher revenue, offset partially by the higher costs of disengaging customers in Mexico. SG&A expenses for the second quarter of 2007 decreased sequentially primarily due to lower variable compensation accruals and the reclassification of executive termination costs to restructuring costs during the quarter. The sequential reduction in net loss is attributable to improved operations offset partially by the deferred tax expense on unrealized foreign exchange gains in Canada.

Recent Accounting Developments

Financial instruments:

Effective January 1, 2007, we adopted the new standards issued by the CICA on financial instruments, hedges and comprehensive income. Section 1530, “Comprehensive income,” Section 3855, “Financial instruments — recognition and measurement,” Section 3861, “Financial instruments – disclosure and presentation,” and Section 3865, “Hedges,” were effective for our first quarter of 2007. We were not required to restate prior results.

On January 1, 2007, we made the following transitional adjustments to our consolidated balance sheet to adopt the new standards:

Increase (decrease)

Prepaid and other assets	$5.5
Other assets	(10.3)
Accrued liabilities	5.8
Long-term debt - embedded option and debt obligation	1.9
Long-term debt - unamortized debt issue costs	(11.5)
Other long-term liabilities	8.1
Long-term deferred income tax liabilities	(2.2)
Opening deficit	6.4
Accumulated other comprehensive loss - cash flow hedges	0.5

The impact of the new standards on our operations for 2007 is as follows:

	Three months ended June 30	Six months ended June 30

Increase in interest expense on long-term debt	$0.6	$1.4

The new standards require all financial assets and liabilities to be carried at fair value in our consolidated balance sheet, except for loans and receivables, held-to-maturity investments and non-trading financial liabilities, which are carried at their amortized cost. Currently we do not have any financial assets designated as available-for-sale.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in our consolidated balance sheet. The types of hedging relationships that qualify for hedge accounting have not changed under the new standards. We will continue to designate our hedges as either cash flow hedges or fair value hedges. In a cash flow hedge, changes in the fair value of the hedging derivative, to the extent effective, are recorded in other comprehensive income/loss (OCI) until the asset or liability being hedged is recognized in operations. Any hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain/loss in OCI is amortized to operations over the remaining term of the original hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain/loss in OCI is recognized in operations immediately. In a fair value hedge, changes in the fair value of the hedging derivative are offset in operations by the changes in the fair value relating to the hedged risk of the asset, liability or cash flows being hedged.

Derivatives may be embedded in financial instruments (the “host instrument”). Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are similar to those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in operations. We have elected January 1, 2003 as our transition date for identifying contracts with embedded derivatives. Currently we have prepayment options that are embedded in our Senior Subordinated Notes which meet the criteria for bifurcation. The impact of the prepayment options on our consolidated financial statements is described in note 4(d) of the June 30, 2007 Interim Consolidated Financial Statements.

The new standards require that we present a new “consolidated statement of comprehensive income/loss” as part of our consolidated financial statements. Comprehensive income/loss is comprised of net income/loss, changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain/loss arising from self-sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Subsequent releases from OCI to operations is dependent on when the hedged items designated under cash flow hedges are recognized in operations, or upon de-recognition of the net investment in a self-sustaining foreign operation.

In determining the fair value of our financial instruments, we used a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Broker quotes and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives and hedged debt obligations. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

Accounting changes:

In January 2007, we adopted CICA Handbook Section 1506, “Accounting changes,” which requires that voluntary changes in accounting policy are made only if the changes result in financial statements that provide more reliable and more relevant information. It also requires prior period errors to be corrected retrospectively. The adoption of this standard did not impact our consolidated financial statements.

Inventories:

In June 2007, the CICA issued Section 3031, “Inventories,” which requires inventory to be measured at the lower of cost and net realizable value. The standard also provides guidance on the costs that can be capitalized. In addition, previous inventory write-downs must be reversed if the economic circumstances have changed to support an increased inventory value. The standard is effective for 2008. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

Financial Instruments - Disclosure and Presentation:

In December 2006, the CICA issued Section 3862, “Financial Instruments, Disclosures,” and Section 3863, “Financial Instruments, Presentation.”  These standards provide additional guidance on disclosing risks related to recognized and unrecognized financial instruments and how those risks are managed. These standards are effective for 2008. We are currently evaluating the impact of adopting these standards on our consolidated financial statements.